EXHIBIT 12

Morgan Stanley

Ratio of Earnings to Fixed Charges

and Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

(dollars in millions)

(unaudited)

	Six Months Ended June 30, 2014

		2013	2012	2011	2010	2009
Ratio of Earnings to Fixed Charges

Earnings:
Income (loss) before income taxes(1)	$4,085	$3,426	$(105)	$6,570	$4,577	$1,132
Add: Fixed charges, net	2,149	4,695	6,152	7,128	6,658	7,107

Income before income taxes and fixed charges, net	$6,234	$8,121	$6,047	$13,698	$11,235	$8,239

Fixed Charges:
Total interest expense	$2,018	$4,414	$5,858	$6,842	$6,379	$6,856
Interest factor in rents	131	281	294	286	279	251

Total fixed charges	$2,149	$4,695	$6,152	$7,128	$6,658	$7,107

Ratio of earnings to fixed charges	2.9	1.7	1.0	1.9	1.7	1.2

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

Earnings:
Income (loss) before income taxes(1)	$4,085	$3,426	$(105)	$6,570	$4,577	$1,132
Add: Fixed charges, net	2,149	4,695	6,152	7,128	6,658	7,107

Income before income taxes and fixed charges, net	$6,234	$8,121	$6,047	$13,698	$11,235	$8,239

Fixed Charges:
Total interest expense	$2,018	$4,414	$5,858	$6,842	$6,379	$6,856
Interest factor in rents	131	281	294	286	279	251
Preferred stock dividends	160	147	96	380	1,001	2,041

Total fixed charges and preferred stock dividends	$2,309	$4,842	$6,248	$7,508	$7,659	$9,148

Ratio of earnings to fixed charges and preferred stock dividends	2.7	1.7	1.0	1.8	1.5	0.9

(1)	Income (loss) from continuing operations before income taxes does not include dividends on preferred securities subject to mandatory redemption, income (loss) on discontinued operations, noncontrolling interests and income or loss from equity investees.

Fixed charges consist of interest cost, including interest on deposits, interest on discontinued operations, dividends on preferred securities subject to mandatory redemption, and that portion of rent expense to be representative of the interest factor.

Fixed charges do not include interest expense on uncertain tax liabilities as the Company records these amounts within the Provision for income taxes.

The preferred stock dividend amounts represent pre-tax earnings required to cover dividends on preferred stock.